UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-272779 and 333-280576) and Form F-3 (File No. 333-277787), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On December 22, 2025, an Annual General Meeting of Shareholders of Beamr Imaging Ltd. (the “Company”) approved each of the thirteen proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, dated November 14, 2025, attached as Exhibit 99.1  to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on November 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: December 22, 2025	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

2